04010313

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

March 2,2004

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Ladies and Gentlemen :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting English description of the **"NOTICE OF SHAREHOLDERS' MEETING"**, under paragraph (b)(1)(I) of the Exemption.

Sincerely,

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

dw 3/5

Attachment

This is not an official translation

TO THE SHAREHOLDERS

NOTICE OF THE 42nd ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 42nd Annual General Meeting of the Shareholders will be held as follows pursuant to Article 17 of the Articles of Incorporation of the Company, and you are cordially invited to attend.

1. DATE: March 12, 2004 (Friday), at 9:00 a.m.
2. PLACE: San 21, Gwangjang-dong, Gwangjin-gu, Seoul
   Sheraton Grand Walkerhill Hotel
   1st Floor, Convention Center, Mugunghwa Grand Ballroom
   (Information Desk: 02) 2121-5426,
   Shuttle bus information: Please see the next page)
3. PURPOSE:
   - A. Report: Business Report, Report of the Auditors, and Report of certain Transactions with Largest Shareholder, etc.
   - B. Agenda:
     - Item 1: 42nd annual Balance Sheets, Statements of Profit and Loss, and Statements of Appropriation of Retained Earnings
       - ※ Proposed Distribution of Dividend
         - Dividend per 1 share: 750 Won per 1 Common Share, 800 Won per 1 Preferred Share
     - Item 2: Certain amendments to the Articles of Incorporation (Please see Attachment)
       - Item 2-1: Deletion of the article providing for disallowance of cumulative voting pursuant to shareholder proposal
       - Item 2-2: Certain amendments to the Articles of Incorporation pursuant to shareholder proposal
       - Item 2-3: Certain amendments to the Articles of Incorporation
     - Item 3: Election of Directors (Please see Attachment)
       - Item 3-1: Election of 1 Director (a Director other than an outside Director)
       - Item 3-2: Election of 2 outside Directors who will be members of the Audit Committee
       - Item 3-3: Election of 3 outside Directors
     - Item 4: Director Compensation Ceiling

4. OTHERS
   Please sign and date the enclosed invitation/attendance form and return it to the reception desk on the date of the meeting.
   ※ Please note that no souvenir will be made available to the attending shareholders this year.

February 26, 2004

99 Seorin-dong, Jongro-gu, Seoul

SK Corporation [Seal Omitted]

Vice Chairman & CEO Doo-yul Hwang

INFORMATION REGARDING SHAREHOLDER'S EXERCISE OF VOTING RIGHTS

A shareholder's right to vote is a right that serves as an important vehicle in having your esteemed views reflected in the management of the Company by enabling you to attend General Meetings of Shareholders and participate in the decision-making process at the meeting, and.

Where the Company requests the Korea Securities Depository to exercise voting rights in accordance with the **Article 174-6** of the **Securities Exchange Act** and a shareholder fails to express his or her intent regarding exercise of his or her vote (vote in person, vote by proxy or no vote) to the Korea Securities Depository by at least 5 days prior to the date of the relevant General Meeting of Shareholders, then the Korea Securities Depository will exercise votes in a manner corresponding to proportion of the votes that are in favor and against a resolution item by the shareholders in attendance at the meeting. However, for purposes of the 42nd General Meeting of the Shareholders, the Company will not request the Korea Securities Depository to exercise its votes, and thus, the Korea Securities Depository will not exercise your voting rights.

Accordingly, you will not need to notify the Korea Securities Depository in respect of your intent regarding the exercise of your voting rights. As before, you may vote in person by attending the General Meeting of Shareholders or by appointing a proxy to exercise your right to vote on your behalf.

We deeply appreciate your interest and support.

[INFORMATION ON EXERCISE OF VOTING RIGHTS]

<Attendance in Person>

- ◆ Required Documents to be Brought by Shareholder: Invitation/Admission Form, Identification (citizen's registration card or driver's license)

<Attendance by Proxy>

- ◆ Required Documents to be Brought by Proxy: Invitation/Admission Form, Proxy Form, Identification of Proxy
- ◆ Information required in the Proxy Form
  - Name, Address and Citizen's Registration Number (if the Proxy is a legal entity, business registration number) of the Shareholder
  - Name, Address, Citizen's Registration Number of the Proxy, and Wording Authorizing Proxy to Exercise Votes
  - Registered Seal of the Shareholder (must be identical as the seal on the invitation/attendance form)
- ◆ Please take notice that persons not satisfying each and every requirement above may be disallowed from attending the General Meeting of Shareholders.

[Shuttle Bus Information]


〈지하철 2호선 강변역 ①번출구〉
셔틀버스 출발장소
테크노 마트
올림픽대교
강변북로


〈지하철 5호선 광나루역 ①번출구〉
셔틀버스 출발장소
SK주유소
워커힐
천호대교

Shuttle buses run at 20 minute interval
(Frequency of shuttle bus arrival depend on traffic condition.)

Attachment 1

BALANCE SHEET

(Unaudited)

the 42nd (2003.01.01~2003.12.31)

SK Corp. (Korean won : 100 mil)

	the 42nd	
ASSETS		
Ⅰ.CURRENT ASSETS		47,878
(1) QUICK ASSETS	31,843	
(2) INVENTORIES	16,035	
Ⅱ.NON-CURRENT ASSETS		102,389
(1) INVESTMENTS	43,448	
(2) PROPERTY, PLANT,&EQUIPMENT	58,050	
(3) INTANGIBLE ASSETS	891	
TOTAL ASSETS		**150,267**
LIABILITIES		
Ⅰ.CURRENT LIABILITIES		68,978
Ⅱ.LONG-TERM LIABILITIES		28,778
TOTAL LIABILITIES		**97,756**
STOCKHOLDERS' EQUITY		
Ⅰ.CAPITAL STOCK		6,449
Ⅱ.ADDITIONAL PAID-IN AND OTHER CAPITAL		39,415
Ⅲ.RETAINED EARNINGS		6,883
Ⅳ.CAPITAL ADJUSTMENTS		(236)
TOTAL STOCKHOLDERS' EQUITY		**52,511**
TOTAL LIABILITIES & STOCK		**150,267**

Attachment 1

INCOME STATEMENT

(Unaudited)

the 42nd (2003.01.01~2003.12.31)

SK Corp. (Korean won : 100 mil)

		the 42nd
Ⅰ.SALES		137,887
Ⅱ.COST OF GOODS SOLD		120,107
Ⅲ.GROSS PROFIT		17,780
Ⅳ.SELLING AND ADMINISTRATIVE EXPENSES		6,759
Ⅴ.OPERATING INCOME		**3,876**
Ⅵ.NON-OPERATING REVENUES		4,564
Ⅶ.NON-OPERATING EXPENSES		11,505
Ⅷ.GAIN BEFORE EXTRAORDINARY GAINS / LOSSES AND INCOME TAXES		**-183**
Ⅸ.EXTRAORDINARY GAINS		0
Ⅹ.EXTRAORDINARY LOSSES		0
ⅩⅠ.INCOME BEFORE INCOME TAX EXPENSES		**-183**
ⅩⅡ.INCOME TAX EXPENSES		-271
ⅩⅢ.NET INCOME		**88**

Attachment 1

NON-CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)

the 42nd (2003.01.01~2003.12.31)

SK Corp.

(Korean won : 100 mil)

	the 42nd	
Ⅰ.RETAINED EARNINGS BEFORE APPROPRIATIONS		1,988
(1)Unapproapriated retained earnings carried over from prior period	4,467	
(2)Equity method adjustment	(-)2,567	
(3)Net income	88	
Ⅱ.TRANSFER FROM VOLUNTARY RESERVES		1,760
(1)Reserve for business rationalization,etc	1,760	
TOTAL		3,748
Ⅲ.APPROPRIATIONS OF RETAINED EARNINGS		1,661
(1)Legal reserve	100	
(2)Reserve for technical development	600	
(3)Dividends	961	
Ⅳ.UNAPPROPRIATED RETAINED EARNINGS CARRIED OVER TO THE SUBSEQUENT PERIOD		2,087

ATTACHMENT

[Item 2: Certain Amendments to the Articles of Incorporation]

Item 2-1: Deletion of the article providing for disallowance of cumulative voting pursuant to shareholder proposal

Current	Amendment Proposal	Notes
Article 24-2 (Election of Directors) The Company shall not adopt the cumulative method of voting as described in Article 382-2 of the Commercial Code, and shareholders may not request the Company to adopt the cumulative method of voting to elect Directors.	**Article 24-2 (Election of Directors)** Remove Article 24-2 of the current AOI	The provision prohibiting the adoption of the cumulative method of voting to elect Directors is proposed to be deleted to enable shareholders to vote in the cumulative method of voting when electing more than 2 Directors at the same time.

Item 2-2: Certain amendments to the Articles of Incorporation pursuant to shareholder proposal

Current	Amendment Proposal	Notes
(1) [Abbreviated] (2) Written notice of each general meeting of shareholders of the Company stating the date, place of meeting and purpose for which the meeting has been called shall be given via registered mail at least two (2) weeks prior to such meeting; provided, however, that written notice to a shareholder having shares representing not more than one-one hundredth (1/100th) of the total number of issued shares may be substituted with publication of notice at least two (2) weeks prior to such meeting, published at least two times, in the "*Daehan Maeil*" and the "*Chosun Ilbo*" published in Seoul.	(1) [Abbreviated] (2) Written notice of each general meeting of shareholders of the Company stating the date, place of meeting and purpose for which the meeting has been called shall be given via registered mail at least <u>three (3)</u> weeks prior to such meeting; provided, however, that written notice to a shareholder having shares representing not more than one-one hundredth (1/100th) of the total number of issued shares may be substituted with publication of notice at least <u>three (3)</u> weeks prior to such meeting, published at least two times, in the "*Seoul Sinmun*" and the "*Chosun Ilbo*" published in Seoul.	Convening notice of general meeting of shareholders and publication of notice is proposed to be amended in order to facilitate shareholders to exercise their voting rights.

Current	Amendment Proposal	Notes
[Not Applicable]	**Article 21-1 (Written Voting and Electronic Voting)** (1) Shareholders may exercise their vote by submitting votes in writing or electronically, without having to attend the general meeting of shareholders in person, provided, that electronic voting may be permitted only upon approval by the Board of Directors. (2) The manner in which written voting and electronic voting will be implemented and other details shall be decided by the resolution of the Board of Directors.	Written voting system is proposed to be introduced and electronic voting system is proposed to be made available by the resolution of the Board of Directors.
Article 24 (Election of Directors) (1) The Company shall have ten (10) or fewer Directors, all of whom shall be elected at a general meeting of shareholders. Some of Directors shall consist of outside Directors. The number, qualification and election method of outside Directors and other specific policies for their operation shall be determined by the Board of Directors pursuant to applicable laws. (2) [Abbreviated]	**Article 24 (Election of Directors)** (1) The Company shall have not less than five (5) and not more than ten (10) Directors, all of whom shall be elected at a general meeting of shareholders. Outside Directors shall compose more than half of the total number of Directors. (2) [Abbreviated]	The total number of Directors is proposed to be amended to be not less than 5 and not more than 10. Outside Directors are to compose more than half of the total number of Directors. The provision that delegates decisions on the number and other details relating to the outside Directors is proposed to be deleted.

Current	Amendment Proposal	Notes
Article 25 (Term of Office and Vacancy of Directors) (1) The term of office of each Director shall expire at the close of the third (3rd) ordinary general meeting of shareholders held subsequent to such Director's assumption of office. (2) [Abbreviated] (3) [Not Applicable]	**Article 25 (Term of Office and Vacancy of Directors)** (1) The term of office of each Director shall expire at the close of the first (1st) ordinary general meeting of shareholders held subsequent to such Director's assumption of office. (2) [Abbreviated] (3) A Director shall be deemed vacant from his office in each of the following circumstances: 1. in the case of his death 2. in the case of being adjudged bankrupt 3. in the case of being adjudged an incompetent or quasi-incompetent 4. in the case of being sentenced to imprisonment without prison labor or a heavier punishment	The term of office of Directors is reduced from the current 3 years to 1 year, and newly adds the provisions specifying the events of their vacancy
Article 25-2 (Remuneration and Severance Pay of Directors) (1) The amount of remuneration of Directors shall be determined by shareholders at a general meeting of shareholders. (2) [Abbreviated]	**Article 25-2 (Remuneration and Severance Pay of Directors)** (1) The amount of remuneration of Directors, including stock option, if any, shall be reviewed by the Director Compensation Committee and approved by shareholders at a general meeting of shareholders. (2) [Abbreviated]	The remuneration of Directors, including stock option, if any, is amended to be subject to the review by the Director Compensation Committee in the determination of it.
Article 34-4 (Committees) (1) The Company shall establish the following Committees of the Board of Directors. 1. Audit Committee, 2. Recommendation and Nomination Committee of outside Directors, 3. Management Committee, and 4. Other special purpose committees (2) [Abbreviated]	**Article 34-4 (Committees)** (1) The Company shall establish the following Committees of the Board of Directors. 1. Audit Committee, 2. Recommendation and Nomination Committee of outside Directors, 3. [Delete] 3-1. Director Compensation Committee, 3-2. Related Party Transactions Committee 4. [Abbreviated] (2) [Abbreviated]	The provision that provides for the establishment of the Management Committee is proposed to be deleted, and Director Compensation Committee for the review of the appropriateness of the remuneration of Directors and the Related Party Transactions Committee for the supervision of related party transaction are proposed to be established respectively under the Board of Directors.

Current	Amendment Proposal	Notes
[Note Applicable]	**<u>Article 34-7 (Matters Requiring Approval of the Related Party Transactions Committee)</u>** <u>Prior to conducting a single or series of transactions in the amount of 10 billion Korean Won or more with "specially related persons" as defined in Article 10-3(2) of the Enforcement Decree of the Securities and Exchange Act, the Company shall obtain a prior unanimous approval of the Related Party Transactions Committee.</u>	In the case of transactions with specially related persons including affiliates, such transactions are proposed to be subject to the prior unanimous approval of the Related Party Transactions Committee with a view to increase the transparency of transactions.

* Addendum(Effective Date): This Articles of Incorporation shall become effective on a date immediately following the date of the approval by shareholders at the general meeting of the shareholders.

Item 2-3: Certain amendments to the Articles of Incorporation

Current	Amendment Proposal	Notes
Article 24 (Election of Directors)	**Article 24 (Election of Directors)**	
(1) The Company shall have ten (10) or fewer Directors, all of whom shall be elected at a general meeting of shareholders. Some of Directors shall consist of outside Directors. The number, qualification and election method of outside Directors and other specific policies for their operation shall be determined by the Board of Directors pursuant to applicable laws.	(1) The Company shall have not less than five (5) and not more than ten (10) Directors, all of whom shall be elected at a general meeting of shareholders.	The total number of Directors is proposed to be amended to be not less than 5 and not more than 10, and with a view to promoting fairness, independence and efficiency in the management of the Company, outside Directors are to compose more than half of the total number of Directors.
(2) Directors need not to be shareholders of the Company.	(2) With a view to promoting fairness, independence and efficiency in the management of the Company, outside Directors shall compose more than half of the total number of Directors, provided, that the appropriate proportion of the outside Directors shall be determined in accordance with applicable laws by the Board of Directors.	
	(3) A person may not be appointed as an outside Director if he falls into any of the following, and if such person shall, after being appointed an outside Director, fall into any of the following, such person shall be removed from his office: 1. a minor, an incompetent or a quasi-incompetent 2. a bankrupt who has not been reinstated 3. a person who has been sentenced to imprisonment without prison labor or a heavier punishment and for whom two years has not elapsed since (i) the date the execution of such punishment expired or (ii) the date the final judgment was made that such sentence will not be executed 4. a person who was a standing officer or an employee of the Company or the Company's affiliate(s) within the past three (3) years	With a view to promoting independence and transparency of the outside Directors, qualification criteria for outside Directors (3 years) are proposed to be amended to be stricter than that those required under the law (2 years).
	(4) Directors need not to be shareholders of the Company.	

Current	Amendment Proposal	Notes
Article 25-2 (Remuneration and Severance Pay of Directors) (1) [Abbreviated] (2) Directors shall be entitled to severance pay in accordance with a severance policy as approved by a general meeting of shareholders.	**Article 25-2 (Remuneration and Severance Pay of Directors)** (1) [maintain] (2) In the event a stock option is granted to a Director pursuant to Article 8-2, such grant shall be subject to the resolution of the general meeting of shareholders notwithstanding the proviso in Article 8-2(1). (3) Directors shall be entitled to severance pay in accordance with a severance policy as approved by a general meeting of shareholders.	The process through which the stock option may be granted is proposed to be made stricter by amending the requirement from the resolution of the Board of Directors to the resolution of the general meeting of shareholders only.
Article 28 (Authority of the Board of Directors) The Board of Directors shall have the final authority in the management of the Company.	**Article 28 (Authority <u>and Composition</u> of the Board of Directors)** <u>(1)</u> The Board of Directors shall have the final authority in the management of the Company. <u>(2) The Board of Directors may by its resolution require officers of the Company in charge of a business to report, at any time or regularly, to the Board of Directors.</u> <u>(3) The Board of Directors shall be composed to facilitate transparent, fair and independent decision-making in the management of the Company.</u>	Supervisory function of the Board is proposed to be strengthened. A statement of principles relating to Board composition is prposed to be added with a view to promoting transparent, fair and independent decision-making.

Current	Amendment Proposal	Notes
Article 30 (Chairman of the Board of Directors) The Representative Director shall be the Chairman of the Board of Directors and shall preside at all meetings of the Board of Directors. In the absence of the Representative Director, another Director shall preside at the meeting in the order previously determined by the Board of Directors.	**Article 30 (Chairman of the Board of Directors)** (1) The Chairman of the Board of Directors shall be elected by the Board of Directors. (2) The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors, and in the absence of the Chairman of the Board of Directors, another Director shall preside at the meeting in the order previously determined by the Board of Directors.	Amendments are proposed to be made to enable separation of the Chairman of the Board of Directors and the Representative Director in order to facilitate independent operation of the Board of Directors.
Article 34-4 (Committees) (1) The Company shall establish the following Committees of the Board of Directors. 1. Audit Committee, 2. Recommendation and Nomination Committee of outside Directors, 3. Management Committee, and 4. other special purpose committees (2) [as in the current AOI]	Article 34-4 (Committees) (1) The Company shall establish the following Committees of the Board of Directors. 1. Audit Committee, 2. Recommendation and Nomination Committee of outside Directors, 3. [deleted] 3. Transparent Management Committee 4. other special purpose committees (2) [as in the current AOI]	Amendments are proposed to be made to delete the article providing for the Management Committee. A new provision is proposed to be added, based on which the Transparent Management Committee is to be established.

Current	Amendment Proposal	Notes
Article 34-5 (Audit Committee)	**Article 34-5 (Audit Committee)**	
(1) [as in the current AOI]	(1) [as in the current AOI]	The Audit Committee is proposed to be amended to consist only of outside Directors with a view to promoting independence and transparency.
(2) The Audit Committee shall consist of three (3) or more Directors and the qualifications of each Audit Committee member shall meet the requirements of the Commercial Code, the Securities Exchange Law and other applicable laws.	(2) The Audit Committee shall consist of three (3) members, all of whom shall be outside Directors, and the qualifications of each Audit Committee member shall meet the requirements of the Commercial Code, the Securities Exchange Code and other applicable laws.	
(3) ~ (5) [as in the current AOI]	~ (5) [as in the current AOI]	

Current	Amendment Proposal	Notes
Not Applicable	**Article 34-7 (Transparent Management Committee)** (1) With a view to promoting transparency and fairness in the Company's transactions with specially related persons, including affiliates, the Company shall submit such transaction for the Transparent Management Committee's review. (2) With a view to promoting fair and independent review, outside Directors shall compose two thirds (2/3) or more of the total number of the Transparent Management Committee members. **(3)** Other matters relating to composition, authority and administration, etc., of the Transparent Management Committee that are not specifically provided in this Article shall be decided by resolution by the Board of Directors.	With a view to promoting transparency and fairness in the Company's transactions with its affiliates, new provisions are proposed to be added to require the Company to submit such transaction for the Transparent Management Committee's review.
Article 46 (Effective Date) This Articles of Incorporation shall become effective on March 8, 2002.	**Article 46 (Effective Date)** This Articles of Incorporation shall become effective on March 12, 2004.	Amendment to the Effective Date.

ATTACHMENT

[Item 3: Election of Directors]

Item 3-1 : Election of 1 Director (a Director other than an outside Director)

Name	Date of Birth / Recommended By	Professional Experience	Transactions with the Company in the past 3 years	Relationship to the Largest Shareholder
Heon Cheol Shin	1945. 8.23 Board of Directors	- Entered SK Corporation in January 1972 - Incumbent Representative Director & Executive Vice President, SK Gas Co., Ltd.	None	None

Item 3-2 : Election of 2 Directors who will be members of the Audit Committee

Name	Date of Birth / Recommended By	Professional Experience	Transactions with the Company in the past 3 years	Relationship to the Largest Shareholder
Joon Gi Kim	1965. 5.13 Crest Securities	- (Present) Yonsei University, Graduate School of International Studies, Professor of Law - (Present) Hills Governance Center, Executive Director	None	None
Mr. Dae Woo Nam	1938. 6.20 Crest Securities, Recommendation and Nomination Committee of Outside Directors	- (Former) Ministry of Finance, Department of National Treasury and Investment - (Present) Non-standing Director, Korea Resources Corporation	None	None
Dr. Yoon Suk Suh	1955. 1. 3 Recommendation and Nomination Committee of Outside Directors	- (Present) Vice Chairman of Korea Accounting Association - (Present) Dean, College of Business Administration at Ewha Womans University	None	None

Item 3-3 : Election of 3 outside Directors

Name	Date of Birth / Recommended By	Professional Experience	Transactions with the Company in the past 3 years	Relationship to the Largest Shareholder
Jin Man Kim	1942. 7.26 Crest Securities	- (Former) The first president of Hanvit Bank - (Former) CEO of Investus Global	None	None
Dr. Tai Yoo Kim	1951. 3.20 Recommendation and Nomination Committee of Outside Directors	- (Forme) Presidential Advisor for Information, Science and Technology - (Present) Chairman of Korea Resource Economics Association	None	None
Mr. Sei Jong Oh	1943. 6. 8 Recommendation and Nomination Committee of Outside Directors	- (Former) President of Long Term Credit Bank - (Former) Chairman of Koomin Bank's BoD	None	None
Dong Sung Cho	1949. 1.12 Crest Securities	- (Former) Vice President, Academy of International Business - (Present) Professor, College of Business Administration at Seoul National university	None	None

Name	Date of Birth / Recommended By	Professional Experience	**Transactions with the Company in the past 3 years**	**Relationship to the Largest Shareholder**
Dr. Soon Cho	1928. 2. 1 Recommendation and Nomination Committee of Outside Directors	- (Former) Minister of Economic Planning Board / Deputy Prime Minister for Government of Korea - (Former) Governor of Bank of Korea, Mayor of city of Seoul	None	None
Seung Soo Han	1936.12.28 Crest Securities	- (Former) Minister of Foreign Affairs and Trade - (Former) President, 56th Session of the United Nations General Assembly	None	None